EXHIBIT 99.1

Suga Video Pico Projector, Based On Himax LCOS Solution, Wins Gold Award From HKEIA

TAINAN, Taiwan, Oct. 15, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) today announced that the Suga Video Pico Projector, based on Himax LCOS mobile projection solution, has won the 2008 Gold Award in the Portable Electronics Category of HKEIA (Hong Kong Electronic Industries Association) for Outstanding Innovation and Technology Products at the Hong Kong Electronics Fair.

Himax's proprietary single-panel color filter type LCOS solution has been adopted by numerous customers in various applications, some of which are already in commercial production. Currently, there are more than ten companies demonstrating mobile projection products based on Himax LCOS solutions at the Hong Kong Electronics Fair from October 13 to 16. The Gold Award-winning Suga Video Pico Projector is ideal for use with multimedia devices such as iPods, mobile phones, digital cameras, notebooks and PDAs, etc. The projector is compact in size and weighing just 160 gm. It can project images of up to 60 inches in diagonal with fine quality.

Organized by HKEIA, the Award recognizes and rewards companies that produce outstanding new products excellence in design, technology and service features. There are three categories under this award, namely Consumer Electronics, Portable Electronics, and Industrial Electronics. In the Portable Electronics Category, both the Gold Award and Silver Award were awarded to mobile projection products based on Himax LCOS solutions.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com